04013809

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moors & Cabot Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Clarke 617-314-0282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

AUG 30 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Clarke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moors & Cabot, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LILLIAN M. MANNING
Notary Public
Commonwealth of Massachusetts
My Commission Expires
January 20, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Moors & Cabot, Inc.
(Sec. I.D. No. 8-23060)

Statement of Financial Condition for the Year Ended June 30, 2004, Supplemental Report on Internal Control and Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Moors & Cabot, Inc.
111 Devonshire Street
Boston, MA 02109

We have audited the accompanying statement of financial condition of Moors & Cabot, Inc. (the "Company") as of June 30, 2004, that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Moors & Cabot, Inc. as of June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 26, 2004

MOORS & CABOT, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

ASSETS

CASH	$ 1,131,652
SECURITIES OWNED—At market value	3,320,197
RECEIVABLES:	
Brokers and dealers	2,690,636
Related parties	54,727
SECURED DEMAND NOTES RECEIVABLE	4,023,000
OFFICE EQUIPMENT AND FIXTURES—At cost (less accumulated depreciation and amortization of $1,799,335)	1,721,291
PREPAID EXPENSES AND OTHER ASSETS AND OTHER INTANGIBLE ASSETS	3,109,982
TOTAL ASSETS	$ 16,051,485

LIABILITIES AND STOCKHOLDERS' EQUITY

SECURITIES SOLD BUT NOT YET PURCHASED—At market value	$ 693,634
ACCRUED COMMISSIONS	2,058,658
PAYABLE TO CLEARING ORGANIZATIONS	5,507,328
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,069,565
Total liabilities	9,329,185
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	6,023,000
STOCKHOLDERS' EQUITY:	
Common stock:	
Class A (voting), no par value—authorized, 12,500 shares; issued and outstanding, 208 shares	400,200
Class B (nonvoting), no par value—authorized, 12,500 shares; issued and outstanding, none	
Additional paid-in capital	46,000
Retained earnings	253,100
Total stockholders' equity	699,300
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 16,051,485

See notes to statement of financial condition.

MOORS & CABOT, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2004

1. **BUSINESS**

The Company—Moors & Cabot, Inc. (the "Company") is a Massachusetts corporation and a broker and dealer in securities. The Company is 51% owned by an individual and 49% owned by M&C, Inc. M&C, Inc. is 100% owned by the chairman of Moors & Cabot, Inc. The Company is engaged in buying and selling securities and other financial products for a diverse group of investors. The Company introduces these transactions for clearance and execution services to National Financial Services, LLC ("NFS"), Pershing, Inc. and Bank of New York Brokerage, Inc. ("BNY"), each A New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to a large extent, dependent on investment trends of the United States economy.

The agreements between the Company, NFS, Pershing, Inc. and BNY provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from NFS, Pershing, Inc. and BNY on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Security Transactions—The Company follows the practice of accounting for securities transactions on a trade-date basis and the related commission income and expense on a settlement-date basis, generally the third business day following the trade date. This practice does not produce results that are materially different from those which would be reported by accounting for the results on a trade-date basis.

Investments in Securities—Marketable securities owned and marketable securities sold but not yet purchased ("short positions") are carried at quoted market values; realized gains and losses, and unrealized appreciation and depreciation, are reflected in income. Short positions have additional off-balance sheet market risk to the extent that there may be an unfavorable future change in market prices and the Company has not covered the positions.

Depreciation and Amortization—Depreciation of office equipment and fixtures is provided using the straight-line method over their useful lives of three to five years. Costs incurred in connection with improvements to the Company's leased premises have been capitalized and are being amortized over the term of the lease using the straight-line method.

Income Taxes—The Company accounts for taxes under the liability method where a deferred tax asset, or liability, is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when these differences reverse.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair-value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange. Actual results could differ from those estimates.

Fair Value of Financial Instruments—The amounts reported in the statement of financial condition for cash, receivables from brokers and dealers and employees and related parties, secured demand notes receivable, payables and liabilities subordinated to claims of general creditors approximate fair value because of the short maturity of these instruments. The amounts reported for securities owned and securities sold but not yet purchased are the fair value of those investments.

Investments in Affiliates—Investments in affiliates, those in which the Company owns 20% to 50% and exercises significant influence over operating and financial policies, are accounted for using the equity method of accounting.

Other Intangible Assets—Other intangible assets represent identifiable intangible assets consisting of specialist books acquired by the Company that have a carrying value of $820,000 at June 30, 2004. These identifiable intangible assets have indefinite useful lives and are not amortized, but are tested at least annually for impairment.

3. RELATED PARTY TRANSACTIONS

The Company pays certain operating expenses for M&C, Inc., the minority stockholder (49%) in the Company, and is subsequently reimbursed.

Amounts receivable from related entities amounted to $54,727 at June 30, 2004.

Of the Company's subordinated debt, $4,023,000 is owed to employees and other related parties at June 30, 2004.

4. INVESTMENTS

The Company has a 50% interest in Moors & Mendon Capital, LLC, ("Mendon") an investment adviser that manages an investment partnership. This investment is accounted for under the equity method of accounting. During the year ended June 30, 2004, the Company contributed $595,407 to Mendon and received distributions from Mendon of $381,078. The Company has reviewed its investment in Mendon for impairment as of June 30, 2004 and determined based on Mendon's actual and projected operating results that its investment is impaired. Accordingly, the Company has recognized a pre-tax impairment loss of $214,329 related to this investment.

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist of trading and investment securities at market values as follows:

	Owned	Sold, But Not Yet Purchased
Municipal bonds	$2,366,439	$ -
Corporate bonds	40,085	
Corporate stocks	886,768	642,194
Preferred stocks	26,905	51,440
Total	$3,320,197	$693,634

6. SUBORDINATED INDEBTEDNESS

Under the terms of the Company's various agreements with its subordinated lenders, such loans are subordinated to the claims of general creditors and are available to the Company in computing net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Commission"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Subordinated indebtedness at June 30, 2004 matures as follows:

Employees and other related parties—automatic annual renewal provisions unless written notice from lenders is received:	
Seven months preceding the scheduled maturity date	$ 123,000
Thirteen months preceding the scheduled maturity date	2,400,000
Revolving credit line agreement—matures May 31, 2006	2,000,000
Related party agreement—matures May 31, 2005	1,000,000
Related party agreements—mature July 1, 2005	500,000

Of the above borrowings under the subordinated loans, $123,000 bears interest at the prime rate (4% at June 30, 2004) and $3,900,000 bears interest at the prime rate, plus 2%, but not less than 6%. The subordinated debt is collateralized by a secured demand note. The demand note is secured by cash and securities.

The Company has a Revolving Note and Cash Subordination agreement with a commercial bank whereby the Company may borrow up to $3,000,000. The agreement expires on May 31, 2006; interest is payable monthly at LIBOR (1.37% at June 30, 2004) plus 2%. At June 30, 2004, the Company had $2,000,000 outstanding under this agreement.

7. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital of $649,745 as calculated by the Commission's Uniform Net Capital Rule 15c3-1 (Alternative Method) on June 30, 2004. At June 30, 2004, the Company's net capital exceeded requirements by $423,288.

8. LEASE COMMITMENTS

The Company has entered into operating lease agreements for its primary office space and various equipment. At June 30, 2004, minimum rental commitments under long-term operating leases are as follows:

Year Ending June 30	Operating Leases
2005	$ 1,561,755
2006	1,559,909
2007	1,569,961
2008	1,248,367
2009	1,251,583
2010 and thereafter	4,604,521
Total minimum lease payments	$11,796,096

9. INCOME TAXES

Deferred tax assets (liabilities) at June 30, 2004 were as follows:

Net operating loss carryforwards	$ 210,948
Depreciation	(294,188)
Accrued expenses and other	44,610
Deferred tax liability—net	$ (38,630)

At June 30, 2004, the deferred tax liability—net is included in accounts payable and accrued expenses on the statement of financial condition. In addition, at June 30, 2004, the Company had federal and state net operating loss carryforwards of approximately $1,870,000. The state net operating loss carryforwards expire in the years 2005 through 2024.

10. 401(k) PLAN

The Company sponsors a defined contribution employee savings and investment plan (the "Plan"). The Plan qualifies under Section 401(k) of the Internal Revenue Code and allows eligible employees to contribute up to 15% of their annual compensation, subject to a maximum dollar amount determined by the Internal Revenue Service. Employees are generally eligible following the attainment of age 21.

11. LITIGATION

The Company is engaged in various legal proceedings. The Company believes it has meritorious positions in these matters and expects to vigorously contest the actions. Management believes, on the basis of present information and advice received from counsel, that the effect, if any, of resolving these actions will not be material to the financial statements taken as a whole.

12. CONCENTRATION OF CREDIT RISKS

In addition, the Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

* * * * * *

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA
Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Moors & Cabot, Inc.
111 Devonshire Street
Boston, MA 02109

In planning and performing our audit of the statement of financial condition of Moors & Cabot, Inc. (the "Company") for the year ended June 30, 2004 (on which we issued our report dated August 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5 (g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices or procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

August 26, 2004